Regenique Group Limited

10 Sinara Drive

#10-25 Square 2

Singapore 307506

July 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tayyaba Shafique
Michael Fay
Robert Augustin
Jane Park

Re:	Regenique Group Limited
Draft Registration Statement on Form F-1
Submitted May 23, 2025
CIK No. 0002063022

Dear Sir or Madam:

This letter sets forth responses of Regenique Group Limited, a Cayman Islands exempted company (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 19, 2025 (the “Comment Letter”), relating to the Company’s Draft Registration Statement on Form F-1 previously submitted on May 23, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its draft registration statement on Form F-1 (the “Amendment No. 1”) via EDGAR to the Securities and Exchange Commission for confidential review.

K&L GATES, SOLICITORS

44th Floor  Edinburgh Tower  The Landmark  15 Queen’s Road Central  Hong Kong

高蓋茨律師事務所   香港中環皇后大道中  15號 置地廣場公爵大廈44樓

T  +852 2230 3500   F +852 2511 9515   klgates.com

Partners
Jay C. CHIU	邱志藩		Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊	怡	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵		Virginia M.L. TAM	譚敏亮

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝 嵐

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Draft Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form F-1 submitted May 23, 2025

Cover Page

1.	We note your disclosure that the Original Shareholders currently hold 50% of the issued ordinary shares, while Mr. Wong owns the remaining 50% of the ordinary shares. Please disclose on the cover page and in the prospectus summary whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

The Company respectfully submits that it will not be “controlled company” as defined under the relevant Nasdaq listing rules as none of the Original Shareholders nor Mr. Wong hold more than 50% of the voting power. In addition, 25-30% of the equity ownership in the Company will be held by other pre-IPO investors upon the completion of the offering, the shareholdings of the Original Shareholders and Mr. Wong will therefore be further reduced.

Glossary of Technical Terms, page iv

2.	Although we do not object to the inclusion of the glossary of technical terms, please revise your disclosure to ensure that each such term is defined at first use. For example, we note that PDRN, PN and HA are not defined at first use in the Business section. In your revised disclosure, please also expand your disclosure of each term as it relates to the products and treatments you offer, including the mechanism of action. For example only, we note your definition of the term “cell secretome” as “conditioned media.” Please revise your disclosure to clarify the meaning and the use of cell secretome in connection with your products and treatments.

The Company has revised its disclosure on pages 1, 16, 53, 61, 63, 64, 66, 75, and 76 of Amendment No. 1.

Prospectus Summary, page 1

3.	We note your disclosure on page 1 that you started to build a strategic partnership with Supergenics “and a related party.” Please revise your disclosure in the Summary to clearly state that Supergenics is a related party of the company, as disclosed on page 68. Please revise your Related Party Transactions section to include disclosure relating to the Supergenics License Agreement. Please also expand your disclosure relating to Supergenics, including its relationship with the company, where appropriate. Refer to Item 404 of Regulation S-K.

The Company has revised its disclosure on pages 66 and 107 of Amendment No. 1.

4.	We note your disclosure that “[you] will also seek to expand [y]our geographical footprint to other countries in the APAC region through internal growth, strategic partnerships and acquisitions.” Additionally, we note your disclosure on page 75 that “[you] plan to grow internally by establishing new clinics outside Singapore. [Y]ou are also evaluating the feasibility of entering into comparable markets in Indonesia, Malaysia, Thailand and Vietnam through strategic partnerships with local service providers.” Please revise your disclosure to disclose the steps taken towards expansion in these jurisdictions, any significant regulatory or other requirements the company must meet to achieve its goals, and the planned timing for your expansion in the APAC market.

The Company respectfully submits that the expansion into other countries in the APAC region is a mid to long term growth strategy of the Company. The Company is at a preliminary stage of assessing the feasibility of expanding into selected countries in the APAC region, such as conducting early-stage market research in these selected countries. No definitive arrangements or material expansion plans have been established. The Company will focus on its development and operations in the local market in the near future before its expansion into other countries in the APAC region. The Company has revised its disclosure on pages 2 and 72 of Amendment No. 1.

5.	Please revise your disclosure in the Summary and Capitalization sections to describe your capital structure, including the different authorized classes of ordinary shares. We refer to your disclosure on the cover page. Please also revise your risk factors section to address the risks relating to such disparate voting rights, including but not limited to, the risks that the Class B shareholders may have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation or sale of assets; and that the disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.

The Company has revised its disclosure on pages 3, 9, 25, and 37 of Amendment No. 1.

6.	Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that investors will understand the disclosure. For example, please briefly explain what you mean by exosome, paracrine effects, microvasculature, apoptosis, neoangiogenesis, fibrosis, and hypertrophic scarring.

The Company has revised its disclosure on pages 1, 60, 61, 62, 63, 64, 65, 67, 76, 77, 78, and 92 of Amendment No. 1.

Corporate History, page 4

7.	We note your disclosure that the Original Shareholders entered into the Memorandum of Understanding on April 3, 2024 and Allocation Agreement dated November 13, 2024. Please file the agreements as exhibits to the registration statement or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

The Company has filed the agreements as exhibits 10.5 and 10.6 of Amendment No. 1.

8.	We refer to your disclosure on pages 4 and 42 that you have started investing in real properties as your clinic business continued to grow to diversify the risk of increasing rental expenses. However, we note your disclosure on page 20 that you currently operate all of your clinics on leased properties and on page 50 that you have witnessed an increase of rental lease expenses for clinic usage and foresee an increase in rental lease in the coming years. Please expand your disclosure, where appropriate, to discuss your investments in real properties and reconcile your disclosures throughout the registration statement accordingly.

The Company respectfully submits that it does not have any investments in real properties. The Real Property Investments are part of the operations of the Mixed Business and Back-End Entities, which are not part of the listing group. The Clinic Business of the Mixed Business and Back-End Entities were transferred to Biogenisk as part of the pre-IPO restructuring. The Company currently leases 11 properties for the operation of its clinics. Two of the properties (namely Novena Medical Centre, 10 Sinaran Drive, #10-25, Singapore 307506 and Novena Medical Centre, 10 Sinaran Drive, #10-26, Singapore 307506) are leased from ClearSK Healthcare Pte Ltd., which is a Mixed Business and Back-End Entity and a related party of the Company. One of the properties (namely the warehouse at 114 Lavender Street #09-91 CT Hub 2, Singapore 338729) has been assigned from SGP Healthcare Investments Pte Ltd, which is a Mixed Business and Back-End Entity and a related party of the Company, to the Company for its exclusive business use. The remaining eight properties are leased from independent third parties, and therefore the Company has witnessed an increase of rental lease expenses for clinic usage and foresee an increase in rental lease in the coming years.

Use of Proceeds, page 35

9.	We note that you intend to use approximately 20% for a potential strategic acquisition of a controlling stake in a business. Please tell us whether there are any current planned acquisitions, and if so, your consideration of whether they are probable and the expected timeline for any such acquisition. Refer to Item 4b of Part I of Form F-1, which further refers to information required by Rule 3-05 and Article 11 of Regulation S-X. Please also note the disclosure requirements of Item 3B of Part I of Form 20-F if net proceeds may or will be used to finance acquisitions of other businesses.

The Company respectfully submits that there are currently no planned acquisitions. It is a mid to long term growth strategy of the Company to acquire a business that complements its core business operations in the future. The Company is at a preliminary stage of evaluating potential opportunities but have not yet identified or initiated any specific acquisitions or transactions. Accordingly, the Company respectfully submits that there are no acquisitions that are probable within the meaning of Rule 3-05 of Regulation S-X at this time, nor is there an expected timeline for such acquisition activity. The Company respectfully submits that it will comply with the disclosure requirements under Item 3.B of Form 20-F and other applicable provisions of Regulation S-X if and when any such transactions become sufficiently developed. The Company has revised its disclosure on page 35 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 47

10.	Please provide us your analysis as it relates to identifying the acquirer under ASC 805-10-25-5.

On February 25, 2025, the Original Shareholders entered into an acquisition agreement. The Company’s subsidiary, BioEsthetics Group Limited (“BioEsthetics”) will acquire 100% ownership of Shari Wellness Pte. Ltd. (“Shari Wellness”) through a share swap with Mr. Wong Ming Kwong (“Mr. Wong”), who will transfer all his equity interests in Shari Wellness (representing 100% ownership). In return, Mr. Wong’s allocated interest in the Company will vest with the issuance of 20 Class A Ordinary Shares of the Company (representing 50% shares). Shari Wellness is a Singapore company incorporated in 2013 by Mr. Wong. It is the licensee of the Licensed Technologies, which consists of the three bio-technology patents under the License Agreement and focuses on stem-cell based Regenerative Health & Aesthetics personalized treatments and bio-cosmeceuticals. The Licensed Technologies was valued at S$28.339 million (US$22.086 million) by an external valuer. On July 2, 2025, BioEsthetics acquired Shari Wellness for a consideration of S$27.737 million (US$21.624 million).

Discussion of Combined Results of Operations for the fiscal years ended September 30, 2024 and 2023

Employee benefits expenses, page 50

11.	We note the heading “employee benefits expenses,” but the description indicates salaries are also included in the line item. Please clarify the name of the heading here and make conforming changes throughout the filing (e.g., on page F-4) to reflect that salaries are also included in the line item.

The Company has revised its disclosure on pages F-4 and F-13 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 53

12.	We note the disclosures of your critical accounting policies and estimates appear to mostly be a repetition of your significant accounting policies. Please revise your disclosures to (i) identify the estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations and (ii) provide the qualitative and quantitative information set forth in Item 303(b)(3) of Regulation S-K.

The Company has revised its disclosure on pages 56 to 58 of Amendment No. 1.

Industry Overview, page 61

13.	We note your disclosure that “[a]ccording to Fortune Business Insights (2025), the global medi-aesthetics market size was valued at US$22.84 billion in 2023, which is projected to grow at a CAGR of 13.0% from 2024 to 2030, reaching US$67.89 billion.” We also refer to your disclosure on pages 61 and 62 relating to the market sizes for the male aesthetics and the hair loss treatment markets. Please clarify whether the male aesthetics and hair loss treatment market sizes relate to the global market, and if so, please revise your disclosure accordingly. Given your disclosure that you conduct your operations primarily in Singapore, please revise to disclose the estimated market sizes for the medi-aesthetics treatment, male aesthetics, and hair loss treatment markets in Singapore and the Asia-Pacific region. Where you reference anticipated compound annual growth rates for each market, please expand your disclosure to discuss any material assumptions underlying these projections.

The Company has revised its disclosure on pages 60 to 62 of Amendment No. 1.

Business, page 71

14.	We note your disclosure on page 18 that you are in “constant competition with other similarly-positioned aesthetics service providers in aspects such as quality and scope of services and products, comprehensiveness and diversity of treatment ingredients and devices as well as pricing.” Please revise your disclosure here and in the risk factors section to identify your key competitors and clarify whether any of your competitors have also been offering similar bio-regenerative and medi-aesthetics treatments and utilize stem cell technologies, including MJ-MSCs and stemness genes detection.

The Company has revised its disclosure on pages 17 and 86 of Amendment No. 1.

15.	We note references to the term “WJ-MSCs,” which is defined on page iv as Wharton’s Jelly Mesenchymal Stem Cells, throughout the registration statement. Please revise your disclosure to address the following:

●	Please expand your disclosure relating to WJ-MSCs, including the material differences between Wharton’s Jelly and other mesenchymal stem cells, where appropriate;

●	We also refer to your disclosure on page 65 that MSCs constitute a source of adult stem cells (ASCs). Please revise to clarify the type of stem cells that WJ-MSCs constitute, as we note your disclosure on pages 66 and 70 that WJ-MSCs are found in fetal tissues and that Supergenics utilizes umbilical cords for the cultivation of WJ-MSCs; and

●	We note your statement on page 69 that “by applying WJ-MSCs, which exhibits strong angiogenic gene expression, doctors can stimulate improved blood circulation in the scalp...” Please revise to provide support for your statements about the advantages of of WJ-MSCs and its angiogenic gene expression and its ability to improve blood circulation.

The Company has revised its disclosure on pages 65 and 67 of Amendment No. 1.

Our Competitive Strengths

We are a “one-stop shop” capable of offering tailor-made, science-backed aesthetics solutions., page 72

16.	We note your disclosure that “[you] position [y]ourselves as a high-end, science-backed aesthetics service provider with a comprehensive range of non-surgical, minimally invasive solutions catered to the needs of a broad range of customers.” Please revise your disclosure to clarify what it means to be a “high-end” and “science-backed” aesthetics service provider.

The Company has revised its disclosure on page 70 of Amendment No. 1.

We have a proven track record in the quality of our services, page 72

17.	We note your disclosure on page 46 that you “have won multiple awards, including the Winner of the Singapore Prestige Brand Award for Promising Brands.” Please revise your disclosure to clarify the relevant criteria for these awards and the entities that honor companies with these awards.

The Company has revised its disclosure on pages 74 and 75 of Amendment No. 1.

Our Growth Strategies

We will focus on the development, production and distribution of treatments and products using the patented cell-based bio-cosmeceutical..., page 73

18.	We note your disclosure of your intent to leverage the stem cell technologies licensed from Supergenics after the completion of the offering to “broaden the variety and bolster the effectiveness of [y]our service offerings, such as stem cell drips, and develop [y]our own branded products.” Please expand your disclosure relating to stem cell drips and the types of branded skin care products you intend to offer, including the steps taken towards launching your branded products and other services, any regulatory or other requirements for such treatments and products, and your intended timeline for launching such products and services. You also state that the first series of your branded products, ShineExo, will consist of “bio-enabled, cosmetic science skin care products containing secretomes and exosomes.” Please revise to discuss your ShineExo product in greater detail, including its intended use and the types of skin treatments offered, and whether the product was developed using the patents licensed under the Supergenics license agreement.

The Company respectfully submits that it is at the early stages of exploring and evaluating potential product formats and service modalities leveraging the stem cell technologies licensed from Supergenics. The Company has not finalized any specific launch timeline, product portfolio, or treatment protocols, and no material regulatory submissions have been made in relation to these future offerings. The Company has revised its disclosure on page 71 of Amendment No. 1.

Our Current Signature Bio-Regenerative Treatments, page 77

19.	Please revise your disclosure on page 77 to provide greater detail with respect to each of your current signature bio-regenerative treatments, including the mechanism of action of any key regenerative ingredients, such as hyaluronic acid, EGF, PN and PDRN.

The Company has revised its disclosure on pages 75 and 76 of Amendment No. 1.

Our Future Business Activities, page 79

20.	We refer to your disclosure relating to the Supergenics License Agreement. Please revise your disclosure to specify the aggregate amounts paid to date under the license agreement (including the payment of any up-front or execution fees), aggregate future potential milestone payments to be paid, and royalty rates, as applicable. You also state on page 80 that you shall return to Supergenics “all intellectual property licenses and assignments granted under the License Agreement” and that you “may not use the three patents” or “provide any products and treatments associated therewith” upon the termination of the license agreement. Please also revise your disclosure to clarify, if true, that Supergenics retains ownership of all intellectual property created in connection with the use of the three patents pursuant to the Supergenics license agreement.

The Company respectfully submits that there have been no payments paid to date under the License Agreement. The License Agreement does not contain up-front or execution fees as it was entered into with Supergenics, a related party of the Company. The License Agreement is designed to serve as a framework for the Company’s partnership with Supergenics. It is the intention that the Company and Supergenics will have future discussions on the specific terms, with such arrangements to be further detailed through separate agreements and purchase orders. This includes the ownership of the intellectual property created in connection with the use of the Licensed Technologies, the development of royalty-bearing projects using the Licensed Technologies, and payment terms including future potential milestone payments and royalty rates. Subject to discussions between the Company and Supergenics, and on a case-by-case basis, either the Company or Supergenics may retain ownership of intellectual property created in connection with the use of the Licensed Technologies. In the event that the Company retains ownership of intellectual property created in connection with the use of the Licensed Technologies, it is intended that the Company will continue to provide such products and treatments upon the termination of the License Agreement. The Company has revised its disclosure on pages 14, 79 and 80 of Amendment No. 1.

21.	We refer to your disclosure on page 79 relating to the two patents and one pending patent application licensed from Supergenics. Please revise your disclosure to specify the type of patent protection (such as composition of matter, use, or process) for each patent and patent application.

The Company has revised its disclosure on page 79 of Amendment No. 1.

Our Customers, page 84

22.	We note your disclosure on page 75 that you seek to broaden and diversify your customer base by focusing on younger customers and male customers. Please revise your disclosure in this section to provide a breakdown of your current customer base by age and gender.

The Company has revised its disclosure on page 73 of Amendment No. 1.

Combined Financial Statements

Notes to Combined Financial Statements, page F-7

23.	Please (i) describe the nature of any restrictions on the ability of your consolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.) and (ii) disclose the amount of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

The Company has revised its disclosure on page F-7 of Amendment No. 1.

24.	We note on pages F-16, F-19 and 107 that property has been assigned to the Company by a related company, owned by a director. Also, the property has been pledged as collateral for a property loan under the related company. Please explain to us in further detail these transactions and the related accounting. For example, clarify the meaning of the term “assigned,” address how you determined it is appropriate to record the property on your balance sheet and identify the related credit to the balance sheet entry. In addition, tell us the amount of the property loan, whether it is recorded on your balance sheet, the basis for your accounting for the loan, and the consequence to the property and your financial statements if the lender takes possession of the property. Please expand your disclosure, as appropriate.

The Company respectfully submits that it has a legal agreement with a related company whose shareholders are the Original Shareholders which assign the rights of the property to the benefit of the Company, debt free. As such, this property was recorded as an asset acquired with its corresponding credit entry in equity of the Company.

Related company has agreed to provide capital support to the Company by granting the Company the sole and exclusive right to occupy and use the property and to delegate the full rights and responsibilities of management and control of the property to the Company, such that the Company shall, for all practical purposes, function in the capacity of the owner of the property for the duration, short of holding the legal title thereto. The related company hereby contributes the exclusive use and full benefits of the property to the Company as part of a strategic non-cash capital contribution designed to reinforce the Company’s financial structure, operational continuity and long-term growth trajectory, effective November 1, 2023. The related company also hereby grants the Company full and exclusive operational control over the property under a free-to-use arrangement for its business operations. This reflects the economic substance of a capital contribution and is intended to support the Company’s strategic growth. The Company shall derive the full benefit and bear the operational responsibility of the property, in accordance with the principle of substance over form. The Company and the related company acknowledge and agree that the rights granted to the Company are intended to give the Company the power to direct the activities of the business conducted at the property, which most significantly impact its economic performance, such that the Company would be considered the primary beneficiary of the arrangement.

The property loan is not recorded in the Company but in the books of the related company and the amount is S$878,551 (US$684,710). Given the related company’s good payment history, the likelihood of loan default is minimal, and no immediate risk of property repossession by the lender. Amendments to the disclosure has been made to F-16 note 6.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that there have been no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, that were presented or are expected to present to potential investors in reliance on Section 5(d) of the Securities Act.

Separately, the Company respectfully submits that it understands that the current audited financial statements provided in Amendment No. 1 for the years ended September 30, 2023 and 2024 have gone stale. The Company and its auditors are currently preparing the interim financial statements for the nine months ended June 30, 2024 and 2025 (“Interim Financial Statements”). Once the Interim Financial Statements are ready and together with any further comments the Staff may have, the Company will further submit an amendment draft registration statement containing the Interim Financial Statements and corresponding disclosures.

If you have any questions regarding Amendment No. 1, please contact Virginia Tam at (+852) 2230 3535 of K&L Gates LLP.

Sincerely,

By:	Wong Ming Kwong
Name: Wong Ming Kwong
Title: Chief Executive Officer

Via E-mail:

cc:	Virginia Tam
K&L Gates LLP

Ying Li
Guillaume de Sampigny
Hunter Taubman Fischer & Li LLC